SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549
________________________________________________________________________
                            SCHEDULE 13D
                           (Rule 13d-101)
       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                            RULE 13d-2(a)
                         (Amendment No. 2 )
                     Stelmar Shipping Ltd. (SJH)
________________________________________________________________________
                          (Name of Issuer)

               Common Stock, Par Value $0.02 per share
________________________________________________________________________
                   (Title of Class of Securities)

                              V8726M103
________________________________________________________________________
                           (CUSIP Number)

                         George Karageorgiou
                        C/o Stelinvest Corp.
                            Status Center
                            2A Areos Str.
                         Vouliagmeni, 16671
                           Athens, Greece
                        Tel: 011-301-967-0001
________________________________________________________________________
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          January 27, 2003
________________________________________________________________________
       (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

____________________________________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________
CUSIP No. V8726M103
------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stelshi Holding Inc.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [_]
                                                             (b) [X]

------------------------------------------------------------------------
3    SEC USE ONLY


------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberia

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               7    SOLE VOTING POWER

  NUMBER OF         1,936,595

   SHARES      ---------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               ---------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,936,595

   PERSON      ---------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,936,595

------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

[-]

------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.0%

------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC

------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________
CUSIP No. V8726M103

This Amendment No. 2 to Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.02 par value ("Shares") of Stelmar Shipping Ltd. (the "Issuer") that are beneficially owned by Stelshi Holding Inc. ("Stelshi") and Stelios Haji-Ioannou, the sole shareholder of Stelshi (together referred to as the "Reporting Persons"). Since the filing of the Amendment No. 1 to Schedule 13D, Stelshi has donated 13,405 Shares to the Cyprus Marine Environment Protection Agency. Additionally, since the filing of the Amendment No. 1 to Schedule 13D, the Issuer has also increased its total outstanding shares such that Stelshi's percentage of beneficial ownership of the outstanding shares has changed by more than 1%.

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Item 1.  Security and Issuer.

The Issuer is a Liberian corporation. The address of the Issuer's principal executive office is located at Status Center 2A Areos Str. Vouliagmeni 16671, Athens, Greece. This Schedule 13D relates to the Issuer's Common Stock, $0.02 par value.

------------------------------------------------------------------------
Item 2.  Identity and Background.

Since the filing of the Amendment No. 1 to Schedule 13D, the following information has changed:

The prosecutor's appeal of the acquittal of Mr. Haji-Ioannou from criminal charges resulting from the sinking of the vessel M/T Haven on April 11, 1991 has been denied, and the civil proceeding has been terminated.

Mr. Haji-Ioannou faced action in Greece arising out of advertisements placed by easyJet plc, a U.K. company of which he is chairman, in an Athens newspaper on October 11 and October 18, 1998. This case has been officially time barred before the Public
Prosecutor of the Athens Court of Misdemeanors and has been dismissed for statute of limitations reasons.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations in respect to such laws.

------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,936,595 Shares. 1,950,000 Shares were owned previously. 13,405 Shares were donated to the Cyprus Marine Environment Protection Agency on January 27, 2003.

------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. However, as Mr.
Haji-Ioannou is the Issuer's former Chairman and Stelshi is the Issuer's largest shareholder, the reporting persons may be deemed to exert control over the Issuer.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons are the beneficial owners of an aggregate of 1,936,595 Shares. Based on reports filed with the Securities and Exchange Commission, there are 16,819,750 Shares outstanding as of September 30, 2002. Therefore, the Reporting Persons beneficially own an aggregate of 12.0% of the Issuer's outstanding Shares. Stelshi beneficially owns all of the above mentioned Shares. As Stelshi's sole shareholder, Stelios Haji-Ioannou has the power to vote, direct the vote, dispose of or direct the disposition of all of the Shares that Stelshi currently beneficially owns. However, Mr. Haji-Ioannou disclaims beneficial ownership of such Shares for any other purpose.

The transactions effected by the Reporting Persons in Shares of the Issuer since the Reporting Person's last 13D filing were as follows:
13,405 Shares were donated to the Cyprus Marine Environment Protection Agency on January 27, 2003. The closing price for the Shares as of the close of business on January 27, 2003 was $15.64.

------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

None.
------------------------------------------------------------------------

________________________________________________________________________
                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          January 28, 2003
                          ----------------

                               (Date)


                       /s/ George Karageorgiou
              ----------------------------------------
                             (Signature)

                         George Karageorgiou
                         -------------------
                              President

                            (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).
________________________________________________________________________

                             SCHEDULE A
                     Transactions in the Shares



Date of Transaction    Number of Shares       Price per
                       Disposed of            Share (avg.)

1/27/03                13,405 donated         $15.64*



________________________________________________________________________
*  Closing price as of 1/27/03







21719.0001 #357319